SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2024

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Company hereby announces that following the report on Form 6-K submitted by the Company on July 17, 2024, the Company and its parent company, Will-Food Investments Ltd., received a request that was submitted to the Tel Aviv-Yafo District Court (the “Court”) on July 21, 2024 by a shareholder of the Company (the “Applicant”), for the disclosure of documents by the Company and its parent company in accordance with section 198a of the Companies Law, 1999, in order to examine the possibility of filing a derivative claim (the “Request")  for alleged violations of the provisions of Food Sector Competition Promotion Law, 59774–2014.

As part of the Request, the Court was asked to order the Company to provide to the Applicant various documents in connection with the aforementioned events. The Company is reviewing the Request and will submit its response within the period of time set by law.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

	By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer
Date: July 22, 2024